ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Хан[redacted]юменская обл., Российская Федерация, 628415
Тел.: (2) 42-64-94, 42-64-95

06016448

«21» августа 2006г. №46-25-226

SEC MAIL PROCESSING RECEIVED SEP 1 2006 WASH, D.C. 160 SECTION

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302-Rule 12g3-2(b)

Dear Sirs!

AO

In connection with ~~OJSC~~ Surgutneftegas (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC Surgutneftegas for II Quarter 2006.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** by phone **(7 095) 928 52 71** or **Andrey Serebryakov** on **(7 3462) 42 63 41.** Please stamp the date on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC Surgutneftegas, ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 148 pages

Sincerely yours,

Andrey N. Serebryakov

Deputy Head of
Securities Department

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

dw 9/5

QUARTERLY REPORT

Open Joint Stock Company "Surgutneftegas"

The issuer's code: 00155-A

for 2Q2006

The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1

The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Acting Director General Date: August 10,2006	(signature)	Nikolai I.Matveev name
First Deputy Chief Accountant Date: August 10,2006	(signature)	Marina N.Purmak name
	STAMP	

Contact person: **Anton I. MOLCHANOV, Securities Division Head**
Tel.: **+7 (495) 628-52-71**
Fax: **+7 (495) 628-52-71**
E-mail: **Molchanov_AI@surgutneftegas.ru**
The information presented herein is disclosed at the Web site: **www.surgutneftegas.ru**

Index

INTRODUCTION

The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42 60 28***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full: ***www.surgutneftegas.ru***

Information on the issuer's outstanding securities.
Type: ***shares***
Category: ***ordinary***
Amount of placed shares: ***35,725,994,705***
Par value of one share of the issue: ***RUR 1***

Type: ***shares***
Category: ***preferred***
Amount of placed shares: ***7,701,998,235***
Par value of one share of the issue: ***RUR 1***

Other information that the issuer may consider relevant to provide.

Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:
- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 1-01-00155-A dated June 24, 2003;

- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of preferred registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 2-01-00155-A dated June 24, 2003.

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons on the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1 Persons on the issuer's management bodies.

The issuer's Board of Directors.
Members:

Name: ***Ananiev Sergei Alekseevich***
Year of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Year of birth: ***1959***

Name: ***Druchinin Vladislav Egorovich***
Year of birth: ***1943***

Name: ***Gorbunov Igor Nikolaevich***
Year of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Year of birth: ***1942***

Name: ***Rezyapov Alexander Filippovich***
Year of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Year of birth: ***1954***

Name: ***Zakharchenko Nikolai Petrovich***
Year of birth: ***1934***

Individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body

1.2. Data on the issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702840300000100368***
Account type: ***USD current***
Bank identification code (BIK): ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909/601633-USD-4010-02***
Account type: ***USD current***
Bank identification code (BIK): ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Account number: ***40702840200170000324***
Account type: ***USD current***
Bank identification code (BIK): ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Savings Bank of RF***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702840600020107240***
Account type: ***USD current***
Bank identification code (BIK): ***044525225***

Correspondent account of the banking institution: ***30101810400000000225***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of Savings Bank of RF***
Location: ***625023, Russian Federation, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch №5940***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of Savings Bank of RF***
Location: ***628416, Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***USD current***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

1.3. Data on the issuer's auditor(s).

Full corporate name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated corporate name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(495) 721 38 83*** Fax: ***(495) 721 38 94***
E-mail: ***rosexp@online.ru***

Information on the Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003- 2005.

The Auditor's independence from the issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
- LLC "Rosekspertiza" and its officers are not shareholders of the Company;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time an officer of the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Procedure for determination of the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects and contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosekspertiza".
The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***129164, Moscow, prospekt Mira, 124, bldg. 15***
Tel.: ***(495) 283 74 54*** Fax: ***(495) 283 34 17***
E-mail: ***Fdp@fdp.ru***

Information on the Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2007***
Body that issued the license: ***Ministry of Property Relations of Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on overall replacement cost of fixed assets.***

1.5. Data on the issuer's advisors.
The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: ***Purmak Marina Nikolaevna***
Company: ***OJSC "Surgutneftegas"***
Tel.: ***(3462) 42 69 39*** *Fax:* ***(3462) 42 58 09***

2. Major information on the issuer's financial and economic position.

2.1. The issuer's financial and economic performance indicators.

The financial and economic indicators for the reporting period have been analyzed on an accrual basis "as of the end of the reporting quarter", i.e. as applied to Profit and Loss Account (Form No 2).

Item	6 months of 2005	6 months of 2006
The Company's net assets value, thousand RUR	*697,693,391*	*819,111,720*
Raised funds to capital and reserves, %	***6.04***	***6.87***
Short-term liabilities to capital and reserves, %	***5.13***	***5.94***
Cover of debt servicing payments, %	***290.73***	***196.12***
Debt in arrears ,%	***0.004***	***0.002***
Accounts receivable turnover, times	***4.06***	***3.89***
Productivity of labour, thousand RUR per person	***2,378***	***3,157***
Depreciation to revenues, %	***14.82***	***12.64***

As of 30.06.2006, the indicator of the Company's net assets value increased by RUR 121,418,329 thousand (+17%) against the corresponding period of the previous year and amounted to RUR 819,111,720 thousand, which characterizes the Company's stable financial position.

The record of indicators "Raised funds to capital and reserves" and "Short-term liabilities to capital and reserves" shows that the issuer's dependence on raised and borrowed funds is low.

The indicator of debt servicing payments cover shows the sufficient quantity of the Company's funds to perform the complete debt servicing.

The rates of debt in arrears prove that the Company has been discharging its obligations timely.

The Company's credit risk is minimal. Solvency indicators of the Company are many times higher than the standard required level.

2.2. The issuer's market capitalization.

Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/nc dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).

Period: 2001
Market capitalization: ***$11,999,520,907***

Period: 2002
Market capitalization: ***$12,597,329,217***

Period: 2003
Market capitalization: ***$23,455,881,946***

Period: 2004
Market capitalization: ***$29,498,323,590***

Period: 2005
Market capitalization: ***$45,436,375,307***

Period: 2Q2006
Market capitalization: ***$56,108,667,371***

2.3. The issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 30.06.2006 *thousand RUR*

Liabilities	**Due date**	
	up to 1 year	**over 1 year**
Accounts payable to suppliers and contractors	**3,939,451**	
- including those overdue	**1,048**	**X**
Accounts payable to personnel	**1,784,476**	
- including those overdue		**X**
Accounts payable to the budget and state non-budget	**19,133,114**	

funds		
- including those overdue		*X*
Loans		*0*
- including those overdue		*X*
Borrowings	*4,832,957*	*183,396*
- including those overdue		*X*
- including bonded loans		
- including overdue bonded loans		*X*
Other accounts payable	*3,691,283*	
- including those overdue		*X*
Total	*33,381,281*	*183,396*
- including those overdue	*1,048*	*X*

There are no creditors who account for more than 10 per cent of the total accounts payable in 2Q2006.

2.3.2. The issuer's credit history.

From 2001 up to now, the Company has not concluded any credit agreements and/or loan agreements with the principal amounting to or exceeding 5 per cent of the Company's book value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company's liabilities relating to backing, including pledge or guarantee, provided to third parties in 2Q2006: ***none***
Third parties' liabilities relating to backing, including pledge or guarantee, provided by the Company in 2Q2006: ***none***

2.3.4. The issuer's other liabilities.

The Company has no such agreements (including forward transactions) not shown on its balance sheet, which may significantly impact financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses for 2Q2006.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities from 2001 to the end of the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

The Company's operating activities include exploration, development and operation of oil and gas fields, oil and gas transportation and processing,

and products sales, and are a complex production process that involves a number of technological industry risks.

The Company's efforts to keep its stable oil and gas production level, maintain and upgrade fixed assets, and introduce new equipment and technologies in the upstream sector allow it to minimize the impact of technological industry risks on its production processes and financial performance.

Russian oil companies are most likely to be subject to world oil prices fluctuation risks, which result from the following:

- *the rate of economic development of the leading oil consuming countries;*
- *OPEC decisions on crude oil production and exports to global markets;*
- *political stability in the Middle East;*
- *changes in prospective reserves worldwide.*

Oil prices at the domestic market are subject to the following factors:

- *pace of oil export capacity expansion;*
- *economic situation and growth trends;*
- *inflation rate;*
- *world oil price fluctuations affecting profitability of crude oil and petroleum products exports.*

2.5.2. Country and region risks.

The Company's operations are located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central regions of the Russian Federation. The regions where the Company does its business are unlikely to face any major seismic hazard or high probability of natural disasters. Some areas of the Republic of Sakha (Yakutia) are subject to seasonal floods that cannot, however, have a considerable impact on the Company's operations.

The Company is committed to continuous improvement of the efficiency of its business aimed at long-term growth, social responsibility to its country, society and employees; besides, this country and those regions where the Company operates have been demonstrating sustainable development. Therefore, the Company does not have any grave country or regional risks.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns much of its income from export of its products to foreign markets. Since export contracts typically use the US dollar as the main currency for payments, any changes in the national currency/USD exchange rate may substantially influence the Company's financial performance. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to implement its strategic projects. However, changes

in interest rates related to country risks reevaluation may entail changes in the Company's requirements for the level of returns on investment projects.

A substantial part of the Company's expenses depends on the general price level in Russia and, in particular, on the level of natural monopolies' services rates, and is subject to a rising inflation risk. The Company seeks to reduce risks of exposure of operation activities to inflation by taking into account estimated inflation rates when formulating financial plans and budgets.

2.5.4. Legal risks.

Changes in tax legislation, exchange control mechanisms, customs regulations, and tariffs may reduce the Company's profit.

Changes in licensing requirements for the Company's core activities or for rights to use objects limited in commerce (including natural resources) may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align its operations with the new requirements. However, this risk should be considered as low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out licensable activities, or when compliance with requirements will entail excessive expenses, which may prompt the Company to stop this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

2.5.5. Risks related to the issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in oil prices in both world and domestic markets, alterations of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:

The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Information on the alterations in the issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Joint Stock Company of Open Type "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Data on the state registration of the issuer.

Date of state registration of the Issuer: ***06.05.1993***

Number of the state registration certificate: ***12-4782***

Body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***

Date of registration in the United State Register of Legal Entities: ***18.09.2002***

Main state registration number: ***1028600584540***
Body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: ***The Company was established on 06.05.1993 in accordance with and pursuant to Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***

The period when the Issuer ceases to exist: ***indefinite.***

Corporate purpose: ***the main corporate objective is profit earning.***

Other information: ***no other information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***

E-mail: ***secretary@surgutneftegas.ru***
Web-site: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company:
Name: ***Limited Liability Company "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***

E-mail: ***invz@wsnet.ru***
Web-site: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, bld. 1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, bld. 1***
Director: ***Yury Nikolayevich MAKARKIN***
Establishment date: ***27.09.1993***
Letter of attorney duration: ***31.12.2006***

Name: ***Saint Petersburg representative office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***197136, Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Director: ***Vladimir Ivanovich FORTOV***
Establishment date: ***28.05.1998***
Letter of attorney duration: ***22.04.2007***

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The issuer's core economic activity.

The Company's core economic activity is production of crude oil, petroleum (associated) gas, and refined products.

Items	Unit	2Q2006
Revenues from ordinary activities	***000'RUR***	*123,234,648*
Changes against the corresponding reporting period of the previous year	*%*	*+29.0*
Share of operating revenues in total income	*%*	*80.2*

Changes in revenues from ordinary activities by 10% or more against the corresponding period of the previous reporting year:

The reasons why the operating revenues in the reporting period increased against the corresponding period of the previous year are an increase in prices for crude oil and in prices for oil products in global and domestic markets and an increase in the amount of sales of oil and oil products, including export.

Activities of OJSC "Surgutneftegas" are not seasonal.

3.2.3. Main types of goods (works, services).

Main types of goods that accounted for no less than 10% of sales:

Item	Unit	2Q2006
Oil sales revenues	***000'RUR***	***87,356,20***
Share in total proceeds	***%***	***57.***
Oil products sales revenues	***000'RUR***	***32,810,75***
Share in total proceeds	***%***	***21.***

Breakdown of the Company's costs of production:

Item of cost	2Q2006
Raw materials and supplies,%	***1.7***
Acquired components and semi-finished articles, %	***1.4***

Works and production services rendered by contractors, %	***14.3***
Fuel, %	***0.3***
Energy, %	***2.1***
Labor costs, %	***7.2***
Interests on loans, %	***0.0***
Rental payments, %	***0.0***
Social expenditures, %	***0.6***
Depreciation of fixed assets, %	***20.4***
Taxes included in production costs, %	***48.9***
Other expenses, % including:	***2.5***
amortization of intangible assets, %	***0.0***
remuneration for rationalization proposals, %	***0.0***
compulsory insurance payments, %	***0.9***
entertainment expenses, %	***0.0***
other, %	***1.5***
Total costs of production and sale of goods (works, services) (cost of production), %	***100.0***
For reference only: ratio of proceeds from sale of goods (works, services) to cost of production, %	***144.8***

***Cost production calculation includes commercial expenses**

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" dated November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of Russian Federation dated July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation dated July 6, 1999 and Order No.67n of the Ministry of Finance of the Russian Federation dated July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The issuer's raw material (supplies) and suppliers.

The Company does not use raw materials for its core activity (oil and associated petroleum gas production).

The suppliers who provided not less than 10% of overall material assets delivered in 2Q2006:

Name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");***
Mailing address: ***105062, Moscow, Podsosensky pereulok, 5/1;***

Legal address: ***620219, Yekaterinburg, ul.Malysheva, 36;***
Location: ***N/A;***
Share in the overall supplies volume: ***19.8%***

In 2Q2006, import share accounted for 10.2% of total supplies of material assets.

In 2006, the potential supplier who will provide more than 10% of overall material assets delivery is forecasted to be CJSC "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya".

3.2.5. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	**2Q2006**
- on the territory of Russia	***The Central Federal District The Northwest Federal District The Volga Federal District The Far East Federal District The Urals Federal District The Siberian Federal District***
- export	***European countries CIS countries***

OIL PRODUCTS	**2Q2006**
- on the territory of Russia	***The Northwest Federal District The Central Federal District***
- export	***European countries***

Some of the factors that can adversely affect the Company's sales include higher tariffs and possible export quota restrictions.

To minimize this impact, the Company, on a routinely basis, monitors prices in foreign and domestic oil and oil products markets and remaps its export routes choosing those with better prices.

3.2.6. The issuer's licenses

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***

Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yugansky 17 exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Galyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 24 exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 25 exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 1 exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***

Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 2 exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 3 exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky 11 exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***

Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky 12 exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 8 exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 9 exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 10 exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 11 exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 12 exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***

Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 1 exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 2 exploration block***

Number: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block***

Number: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block***

Number: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block***

Number: ***NRM No. 12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block***

Number: ***NRM No. 12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block***

Number: ***NRM No. 12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Syamayusky exploration block***

Number: ***KhMN 13492 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 1 exploration block***

Number: ***KhMN 13493 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 2 exploration block***

Number: ***KhMN 13494 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 23 exploration block***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***05.12.2000***
Date of expiry: ***04.12.2020***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01959 VE***
Date of issue: ***05.04.2006***
Date of expiry: ***04.04.2026***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Rogozhnikovsky licensed area***

Number: ***KhMN 01969 VE***
Date of issue: ***28.04.2006***
Date of expiry: ***27.04.2026***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Oktyabrsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 01896 VE***
Date of issue: ***12.01.2000***
Date of expiry: ***11.10.2024***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Severo-Seliyarovsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***28.12.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01968 VE***
Date of issue: ***28.04.2006***
Date of expiry: ***27.04.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Rodnikovy licensed area***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No. 01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No. 01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No. 01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No. 01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN No. 01898 VE***
Date of issue: ***13.10.2005***
Date of expiry: ***12.10.2015***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Yuk'yaunsky licensed area***

Number: ***KhMN 00302 TRIO***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2009***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00238 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***31.12.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00237 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***31.12.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***

Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***

Date of expiry: ***10.06.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00373 BRTBK***
Date of issue: ***18.04.2006***
Date of expiry:***18.04.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00256 BRTBV***
Date of issue: ***29.05.2006***
Date of expiry:***31.12.2010***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***local and intra-area telephone communication services***

Number: ***62EK No. 01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of the Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62EK No. 01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62VR No. 01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No. 01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of explosive equipment and devices, perforation equipment and systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia to perform perforating operations***

Number: ***62VR No. 01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No. 01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
Issuing authority: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (pre-trip medical examinations for Motor depot of Healthcare Division "Surgut")***

Number: ***77.99.18.001.L.000359.02.05***
Date of issue: ***22.02.2005***
Date of expiry: ***22.02.2010***
Issuing authority: ***Federal Service on Protection of Consumers and Welfare***
Range of activity: ***activities relating to use of agents of infection***

Number: ***4/78/04***
Date of issue: ***30.06.2004***
Date of expiry: ***30.06.2009***
Issuing authority: ***Department of Healthcare of Krasnodarsky Krai***
Range of activity: ***pharmaceutical business***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction and mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of construction materials and structures***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
Body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
Issuing authority: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
Issuing authority: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (Polytechnic Education Centre)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
Issuing authority: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***1553***
Date of issue: ***17.07.2005***
Date of expiry: ***17.07.2008***
Issuing authority: ***Economic Policy Department of Administration of the city of Surgut***
Range of activity: ***retail sales of alcoholic beverages***

Number: ***256***
Date of issue: ***27.09.2005***
Date of expiry: ***27.09.2010***
Issuing authority: ***Division of Ministry of Taxes and Duties for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***purchase, storage and supply of alcoholic beverages (not inclusive of export and import)***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***surveying activity***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russian Federation***
Range of activity: ***transportation of oil, gas and their respective derivatives through main pipelines***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
Issuing authority: ***Ministry of Energy of RF***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of RF***
Range of activity: ***operation of heating systems***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of RF***
Range of activity: ***operation of electric systems***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas production facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosion-dangerous production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***

Date of expiry: ***18.09.2008***
Issuing authority: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Issuing authority: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
Issuing authority: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***lease of communication channels***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor vehicles equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
Issuing authority: ***State Construction Committee of RF***
Range of activity: ***construction of structures and buildings of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***18.10.2009***
Issuing authority: ***Federal Agency for Building and Housing Complex***
Range of activity: ***engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***04.10.2009***
Issuing authority: ***Federal Agency for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***62-DG-001184 (S)***
Date of issue: ***07.12.2004***
Date of expiry: ***07.12.2009***

Issuing authority: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***operation of gas distributing systems***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***18.11.2009***
Issuing authority: ***Federal Agency for Technical Regulation and Metrology***
Range of activity: ***repair of measurement instrumentation***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***
Date of expiry: ***31.12.2009***
Issuing authority: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***86-01-000005***
Date of issue: ***02.09.2004***
Date of expiry: ***02.09.2009***
Issuing authority: ***Federal Service on Healthcare and Social Development Inspection***
Range of activity: ***medical activities***

Number: ***KRD 41698 BMKZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***01.03.2010***
Issuing authority: ***Kuban Administration of Basins of Federal Water Resources Agency***
Range of activity: ***use of water (surface water objects)***

Number: ***86-01-000005***
Date of issue: ***11.08.2005***
Date of expiry: ***11.08.2010***
Issuing authority: ***Federal Service on Healthcare and Social Development Inspection***

Range of activity: ***medical activities***

Number: ***86-01-000005***
Date of issue: ***09.02.2006***
Date of expiry: ***09.02.2011***
Issuing authority: ***Federal Service on Healthcare and Social Development Inspection***
Range of activity: ***medical activities***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/1***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/3***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/4***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***

Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Research Institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

3.2.7. The issuer's joint activity

In 2Q2006, the Company did not sign any cooperation agreements.

3.2.8. Additional requirements to be met by issuers being joint stock investment pools, insurance organizations, credit institutions, or mortgage agents

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.9. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

a) Mineral resources
License ID: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2047***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2047***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13143 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13144 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13145 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13146 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13147 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13148 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU 13230 NE***
Date of issue: ***06.07.2005***
Date of expiry: ***15.07.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 13380 NR***
Date of issue: ***25.11.2005***
Date of expiry: ***01.11.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TOM 00967 NR***
Date of issue: ***25.04.2006***
Date of expiry: ***20.04.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tomskaya Oblast, Kargasoksky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***NOV 01736 NR***
Date of issue: ***06.06.2006***
Date of expiry: ***27.05.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Novosibirskaya Oblast, Kishtovsky Severny District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***OMS 13659 NR***
Date of issue: ***03.07.2006***
Date of expiry: ***25.06.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Omskaya Oblast, Tarsky and Tevrizsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***IRK 13630 NR***
Date of issue: ***07.06.2006***
Date of expiry: ***01.06.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Irkutskaya Oblast, Katangsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***IRK 13631 NR***
Date of issue: ***07.06.2006***
Date of expiry: ***01.06.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Irkutskaya Oblast, Katangsky and Ust-Kutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.06.2047***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***

Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13411 NE***
Date of issue: ***15.12.2005***
Date of expiry: ***20.12.2070***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13455 NE***
Date of issue: ***25.01.2006***
Date of expiry: ***01.02.2068***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU No. 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Paragraph 3, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00564 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Number: ***YaKU 02368 VR***
Date of issue: ***13.02.2006***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia)***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01862 VE***
Date of issue: ***08.06.2005***
Date of expiry: ***07.06.2020***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11293 VE***
Date of issue: ***19.01.2006***
Date of expiry: ***18.01.2031***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

In the second quarter of 2006, oil and associated petroleum gas production at the Company's fields under development amounted to 16.397 mn tons and 3.544 bcm, respectively.

b) Mineral resources processing

Processing of associated gas is performed by a gas processing division of OJSC "Surgutneftegas". The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. which is located in the city of Kirishi.

c) Products marketing

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals of sea ports to transport oil out of the Russian Federation's customs territory, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (basing upon their engineering capabilities).

3.2.10. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 2006, the Company will keep carrying on its prospecting works at the existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions in the Russian Federation.

The planned hydrocarbon output exceeds 82 mn tons of oil equivalent including 67.1 mn tons of oil and 15.2 bcm of gas.

On the refining side, the Company will continue upgrading its production facilities, increasing production efficiency, equipment reliability, and ecological security. In line with its cost cutting program, the Company plans to enhance equipment performance, which will translate into fuel, steam and energy savings.

Oil refining in 2006 is planned to amount to 19.7 mn tons.

The Company will continue upgrading its gas processing segment. The total capacity of the gas processing plant will reach 7.2 bcm.

3.4. The issuer's participation in industrial, banking, and financial groups, holdings, groups of companies and associations.

Organization's full name: ***Association "Information and Cooperation Council for Fuel and Energy Complex"***
The issuer's role (position) and functions in the organization: ***Member of the Association***
The period of the issuer's participation in the organization: ***Unlimited***

3.5. The issuer's subsidiaries and dependent business associations.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The Company's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0016%***
Fraction of the issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Timber construction materials***
Association's significance for the issuer's activity: ***Manufacturing construction materials, components, and assemblies for the Company's needs***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The Company's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Maleshin Yury Vladimirovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***Russian Federation, Tver***
The ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The Company's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the issuer's charter capital: ***0.0015%***
Fraction of the issuer's ordinary shares: ***0.0017%***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: **100%**
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction***
Association's significance for the issuer's activity: ***Boosts the Company's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***

Location: ***Russian Fedeartion, Kaliningrad***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***the Company's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Construction of oil and gas production and injection wells***
Association's significance for the issuer's activity: ***Boosts the Company's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***

Fraction of the issuer's ordinary shares: ***0.007%***

8. Full name: ***Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"***
Abbreviated name: ***LLC "LENGIPRONEFTEKHIM"***
Location: ***RF, Saint Petersburg***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***structural engineering, including process design of structures and facilities for fuel, raw material and primary processing industries***
Association's significance for the issuer's activity: ***Developing projects for the enterprises of OJSC "Surgutneftegas" group***
Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Fomin Alexander Stepanovich***
Year of birth: ***1941***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, Saint Petersburg***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The Company's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Farbman Valeriy Evseevich***
Year of birth: ***1945***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction of oil and gas production and injection wells***
Association's significance for the issuer's activity: ***Boosts the Company's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Bykov Vitaly Veniaminovich***
Year of birth: ***1974***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no share***

Association's basic activities: ***Broadcasting, television and radio program production and broadcasting***

Association's significance for the issuer's activity: ***Profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***94.9996%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***94.9996%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork***
Association's significance for the issuer's activity: ***Supplying the Company's workforce with agricultural products***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the issuer's charter capital: ***0.0052%***
Fraction of the issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Panasevich Vladimir Pavlovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0004%***
Fraction of the issuer's ordinary shares: ***0.0002%***

Name: ***Kurochkin Viktor Vasilyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.97%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0062%***

Association's basic activities: ***providing various types of insurance***
Association's significance for the issuer's activity: ***Insuring the Company's assets***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9904%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Oilstock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)***
Association's significance for the issuer's activity: ***Refining of oil supplied by the Company***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.0063%***
Fraction of the issuer's ordinary shares: ***0.0075%***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***95%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0095%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0033%***

Association's basic activities: ***Brokerage activity; dealer activity; securities management; securities trading consultation services***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure; profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***

Share in the issuer's charter capital: ***0.0032%***
Fraction of the issuer's ordinary shares: ***no fraction***

16. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***93.0917%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Intermediary, marketing, and advisory activity***
Association's significance for the issuer's activity: ***Profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in The issuer's charter capital: ***0.0104%***
Fraction of The issuer's ordinary shares: ***0.0126%***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***94.1526%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***95.4371%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***banking***
Association's significance for the issuer's activity: ***Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.3028%***
Fraction of the issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0104%***
Fraction of the issuer's ordinary shares: ***0.0126%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***0.0005%***
Fraction of the issuer's ordinary shares: ***0.0001%***

Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

Chairperson of the managing board of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0025%***
Fraction of the issuer's ordinary shares: ***0.003%***

Members of the managing board of the organization:
Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalyevich***
Year of birth: ***1973***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilyevich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***0.0014%***
Fraction of the issuer's ordinary shares: ***0.0014%***

Name: ***Pastukhova Galina Afanasyevna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0028%***
Fraction of the issuer's ordinary shares: ***0.0033%***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***87.25%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Brokerage activity; dealer activity; securities management; securities trading consultation services***
Association's significance for the issuer's activity: ***Assistance in ensuring the rights of the Company's shareholders***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Eremenko Oleg Vladimirovich***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0024%***
Fraction of the issuer's ordinary shares: ***0.0000%***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***63.233%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0446%***

Association's basic activities: ***Depositary activity***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0000%***
Fraction of the issuer's ordinary shares: ***0.0000%***

20. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***30%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***30%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Being dissolved***
Association's significance for the issuer's activity: ***Being dissolved***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization: ***Non existent. The profit-making organization is being dissolved***

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets.

As of 30.06.2006 RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	***32,413***	***0***
Buildings and structures	***753,132,566***	***490,946,433***
Machinery and equipment, transport vehicles	***200,545,562***	***140,113,455***
Perennial growing stock	***18,832***	***511***
Other types of fixed assets	***2,030,836***	***1,290,558***
Total:	***955,760,209***	***632,350,957***

Results of the latest reappraisal of fixed assets and long term rented fixed assets

RUR '000

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	***29,303***	***29,303***	***As of 01.01.2006***	***29,303***	***29,303***
2	Buildings	***46,575,536***	***31,863,744***		***49,104,584***	***33,727,380***
3	Structures	***601,813,807***	***197,349,334***		***687,615,570***	***233,295,345***
4	Machinery and equipment	***150,982,586***	***47,432,372***		***173,599,071***	***57,492,381***
5	Transport vehicles	***20,609,661***	***6,637,049***		***22,473,825***	***7,853,773***
6	Production and economic fittings	***1,776,405***	***660,017***		***1,805,182***	***674,797***
7	Perennial growing stock	***15,842***	***15,842***		***18,832***	***18,821***
8	Other types of fixed assets	***80,463***	***49,082***		***156,243***	***95,334***
	Total:	***821,883,603***	***284,036,743***		***934,802,610***	***333,187,134***

The method of reappraisal of fixed assets: ***The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the Company's fixed assets, and

other fixed assets: ***As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the Company's fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets: ***There are no encumbered fixed assets.***

4. Information on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.

4.1.1. Profit and loss

Figures demonstrating the Company's profits and losses for the period under review have been calculated as of the last date of the reporting quarter, i.e. as far as "Profit and Loss Account" is concerned, the figures have been calculated via a progressive total (Form No 2).

Item	6 months of 2005	6 months of 2006
Earnings, RUR '000	*194,195,080*	*266,542,283*
Gross profit, RUR '000	*73,551,937*	*98,718,450*
Retained profit, RUR '000	*52,441,853*	*47,882,608*
Return on equity, %	*7.52*	*5.85*
Return on assets, %	*7.14*	*5.50*
Net profit ratio, %	*27.00*	*17.96*
Profitability of products (sales), %	*32.24*	*32.00*
Turnover of capital	*0.28*	*0.32*
Uncovered loss as of the reporting date, RUR '000	*0*	*0*
Uncovered loss as of the reporting date to the balance sheet currency ratio	*0*	*0*

The figures demonstrating the Company's profitability level are high.

Sales proceeds (net of VAT, excise duties and similar compulsory payments) in 1H2006 increased by 37% against the same period of the previous year. This increase was driven by higher oil output and larger refining volumes coupled with favorable price environment.

The Company's business is profitable. Profitability of products (sales) is high.

The Company's retained profit decreased by 9% due to lower USD exchange rate (negative exchange rate difference).

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

Main factors which increased the issuer's sales proceeds in the reporting period as compared with the corresponding period of the previous year are as follows:

- higher prices for oil and refined products;
- increased oil sales including export sales;

- increased refined product sales.

4.2. The issuer's liquidity position.

Figures demonstrating the Company's liquidity position in the reporting period were calculated "as of the end date of the reporting quarter".

Item	As of 30.06.2005	As of 30.06.2006
Working capital, RUR '000	***263,674,434***	***348,497,261***
Permanent assets index	***0.62***	***0.58***
Current liquidity ratio	***9.74***	***8.94***
Quick liquidity ratio	***9.15***	***8.53***
Equity assets ratio	***0.95***	***0.94***

The Company's working capital in the first half of 2006 increased by 32% against the first half of 2005 because of high profitability of operations and the need to accumulate financial resources for investment projects to be carried out in 2006 – 2010.

The figures above show that the Company is enjoying a high level of financial solvency. The figures demonstrating liquidity of the Company's balance sheet are many times higher than the required level. The Company's funds are sufficient to fully meet all its obligations through its liquid assets. The Company is financially independent and has sufficient resources to implement its production modernization program and acquire new assets at its own expense.

4.3. Size, structure, and adequacy of the issuer's capital and current assets.

4.3.1. Size and structure of the issuer's capital and current assets.

RUR'000

Item	As of 30.06.2006
Charter capital (according to the Company's Charter)	***43,427,993***
Own shares bought back from shareholders	-
Reserve capital	***6,514,198***
Added capital	***469,685,409***
Retained profit	***295,609,612***
Total capital	***815,237,212***

RUR'000

Item	As of 30.06.2006
Stock	***16,451,132***
VAT on acquired values	***1,712,026***
Accounts receivable	***68,489,566***
Short-term financial investments	***97,162,912***
Cash	***3,798,498***
Other current assets	***213,002,630***
Total current assets	***400,616,764***

The Company's current assets are financed from its proprietary funds.

In the period under review, the Company's current assets increased in line with growing sales volumes.

The Company has no plans to change its current assets financing policy.

4.3.2. The issuer's financial investments.

The Company has no financial investments constituting 10 and more per cent of its total financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" approved by Order No. 126n of the Ministry of Finance of the Russian Federation dated December 10, 2002.

4.3.3. The issuer's intangible assets.

RUR '000

Intangible assets group name:	Historical (replacement) cost	Accumulated depreciation
Reporting date: *30.06.2006*		
Total	*418,685*	*238,396*
including: computer programs and databases held by possessor of right	*418,685*	*238,396*

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" approved by Order No. 91n of the Ministry of Finance of the Russian Federation dated October 16, 2000.

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 1H2006 the Company's R&D Institute "SurgutNIPIneft" carried out 74 research projects, while third-party contractors completed another 58 projects. Expenses of 132 projects reached RUR 270.53 mn.

Introduction and testing of new equipment and technology. Import substitution program.

1. Introduction of new operating procedures, production methods and equipment

The efforts to introduce new operating procedures, production methods and equipment allowed the Company to save RUR 4.9 bn in the first half of 2006.

The 2Q2006 plan to master new operating procedures, production methods and equipment included 152 new equipment and technology projects. Later, 10 more projects were added, 15 projects were rescheduled, and 3 projects were completed ahead of schedule. On the whole, as many as 150 projects were completed.

2. New equipment and technology testing

In the second quarter of 2006, the Company successfully completed testing of new equipment and technology under 8 projects.

3. Import substitution program

In the second quarter of 2006, 267 items were manufactured, which translated into savings of RUR 152.3 mn.

The Company's rationalization and invention activities and acquisition of patents

In the first half of 2006, 1,815 authors took part in the Company's performance competition with 1,143 innovations introduced and the actual economic effect at RUR 583.7 mn. Savings of material and technical resources amounted to RUR 157.2 mn; savings of electric power, to RUR 6.6 mn. Labor costs were cut by RUR 60.1 mn.

In 1H2006 the Company executed and sent 34 applications to Rospatent's Federal Institute of Industrial Property, including 1 application for invention, 3 applications for utility models, 24 applications for computer programs, and 6 applications for databases. Together with the applications sent earlier, the Company obtained 31 documents of title (23 official registration certificates for computer programs, 7 certificates for databases, and 1 patent for a utility model) and 5 resolutions to issue documents of title (1 for an industrial sample and 4 for utility models).

Currently, Rospatent is reviewing 29 applications, including 8 applications for inventions, 13 applications for official registration of computer programs, 6 applications for databases, and 2 applications for utility models.

The documents of title for R&D results, computer programs, databases, and items of industrial property obtained under the patent plan increased the value of the Company's intangible assets by RUR 39.5 mn in 1H2006.

Residual value of the Company's intangible assets as of June 30, 2006 was RUR 180.3 mn.

4.5. Oil industry trend analysis.

OJSC "Surgutneftegas" is one of the leaders of the Russian oil industry. In 2005, the Company accounted for 13.6% of the total Russian oil production and 2.2% of the country's gas production. In 2005, the Company increased crude oil production by 7.1%, which translates into a 38% share of the increase in the total domestic oil production.

The Company also leads the Russian oil industry in terms of gas production. It accounts for over 29% of gas produced by Russian oil companies.

The Company's servicing divisions make a valuable contribution to its outstanding performance. The divisions engaged in scientific research and production employ advanced cost-effective technologies, which reduce production risks and enhance oil recovery. These field development technologies applied consistently enable the Company to increase meterage drilled, put onstream new producing wells, and decrease the number of idle wells.

In 2005, the Company accounted for over 33% of the domestic development drilling and over 26% of the domestic exploratory drilling. The Company commissioned 922 wells, i.e. every fourth well commissioned in Russia. The Company's efforts to optimize the structure of its operating well stock reduced the share of idle wells to 9.1%. This is the smallest idle well stock among Russian oil producers.

In 2005, the Company's share in the Russian oil refining went up by 1% to almost 9%. The Company's refinery located in the city of Kirishi produces a wide range of petroleum products, most of which are exported. The trademark of the refinery, KINEF, is well known in more than 50 countries worldwide. The Company consistently increases its crude refining: in 2005, it grew by 15% and totaled 18.5 mn tons.

In the second quarter of 2006, the Company produced 16.397 mn tons of crude oil, which is 3.5% up from the same period of the previous year. Gas production reached 3.5 bcm. Crude oil refining totaled 4.1 mn tons, a 3% increase against the same period of the previous year. Gas processing in the reporting quarter amounted to 937.5 mn cub meters.

Oil production by major competitors, the largest Russian companies

Company	Country of incorporation	Oil production, thousand tons					Share in the Russian production, %				
		2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
LUKOIL	Russia	62,916	75,474	78,870	84,103	87,814	18.1	19.9	18.7	18.3	18.7
YUKOS	Russia	58,113	69,387	80,747	85,679	24,516	16.7	18.3	19.2	18,7	5.2
SURGUTNEFTEGAS	**Russia**	**44,028**	**49,208**	**54,025**	**59,620**	**63,859**	**12.6**	**13.0**	**12.8**	**13.0**	**13.6**
TNK	Russia	40,607	37,501	42,961	49,490	54,042	11.7	9.9	10.2	10.8	11.5
SIBNEFT	Russia	20,593	26,327	31,394	33,985	33,040	5.9	6.9	7.5	7.4	7.0
ROSNEFT	Russia	14,942	16,112	19,568	21,600	74,418	4.3	4.2	4.6	4.7	15.8
SLAVNEFT	Russia	14,928	14,700	18,097	22,009	24,163	4.3	3.9	4.3	4.8	5.1
SIDANKO	Russia	9,135	16,263	18,618	20,775	21,305	2.6	4.3	4.4	4.5	4.5
BASHNEFT	Russia	11,864	12,015	12,046	12,032	11,934	3.4	3.2	2.9	2.6	2.5
TATNEFT	Russia	24,612	24,612	24,669	25,100	25,332	7.1	6.5	5.9	5.5	5.4
Oil majors, total		301,738	341,599	380,995	414,392	420,423	86.7	90.0	90.4	90.3	89.5
RUSSIAN PRODUCTION		348,067	379,628	421,347	458,808	469,986	100.0	100.0	100.0	100.0	100.0

Gas production by major competitors, the largest Russian companies

Company	Country of incorporation	Gas production, mn cub meters					Share in the Russian production, %				
		2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
LUKOIL	Russia	3,722	4,276	4,699	5,015	5,795	0.6	0.7	0.8	0.8	0.9
YUKOS	Russia	1,707	2,392	3,448	3,426	1,970	0.3	0.4	0.6	0.5	0.3
SURGUTNEFTEGAS	**Russia**	**11,103**	**13,304**	**13,883**	**14,325**	**14,361**	**1.9**	**2.2**	**2.2**	**2.3**	**2.2**
TNK	Russia	4,692	3,640	4,974	5,859	6,451	0.8	0.6	0.8	0.9	1.0
SIBNEFT	Russia	1,639	1,402	1,986	1,955	1,993	0.3	0.2	0.3	0.3	0.3
ROSNEFT	Russia	6,131	6,460	7,018	9,377	13,045	1.1	1.1	1.1	1.5	2.0

SLAVNEFT	*Russia*	*1,390*	*559*	*823*	*918*	*994*	*0.2*	*0.1*	*0.1*	*0.1*	*0.2*
SIDANKO	*Russia*	*715*	*1,130*	*1,844*	*2,146*	*2,279*	*0.1*	*0.2*	*0.3*	*0.3*	*0.4*
BASHNEFT	*Russia*	*374*	*366*	*369*	*361*	*363*	*0.1*	*0.1*	*0.1*	*0.1*	*0.1*
TATNEFT	*Russia*	*753*	*718*	*728*	*736*	*737*	*0.1*	*0.1*	*0.1*	*0.1*	*0.1*
Oil majors, total		***32,226***	***34,247***	***39,772***	***44,118***	***47,988***	***5.5***	***5.8***	***6.4***	***7.0***	*7.5*
RUSSIAN PRODUCTION		***581,509***	***595,373***	***620,325***	***633,954***	***641,015***	***100***	***100***	***100***	***100***	*100*

Initial crude oil processing by major competitors, the largest Russian companies

Company	*Country of incorporation*	*Initial processing, thousand tons*					*Share in the Russian processing, %*				
		2001	*2002*	*2003*	*2004*	*2005*	*2001*	*2002*	*2003*	*2004*	*2005*
LUKOIL	***Russia***	*22,730*	*33,941*	*34,271*	*35,503*	*37,244*	*12.7*	*18.4*	*18.1*	*18.2*	*18.0*
YUKOS	***Russia***	*16,543*	*30,924*	*30,949*	*31,862*	*32,515*	*9.3*	*16.7*	*16.3*	*16.3*	*15.7*
SURGUTNEFTEGAS	***Russia***	***15,868***	***14,812***	***15,296***	***15,487***	***18,497***	***8.9***	***8.0***	***8.1***	*7.9*	***8.9***
TNK	***Russia***	*11,801*	*15,519*	*15,749*	*16,114*	*18,884*	*6.6*	*8.4*	*8.3*	*8.3*	*9.1*
SIBNEFT	***Russia***	*13,258*	*13,264*	*13,832*	*14,308*	*14,500*	*7.4*	*7.2*	*7.3*	*7.3*	*7.0*
ROSNEFT	***Russia***	*7,753*	*8,404*	*9,638*	*9,448*	*10,639*	*4.3*	*4.5*	*5.1*	*4.8*	*5.1*
SLAVNEFT	***Russia***	*11,476*	*11,833*	*11,739*	*12,432*	*12,779*	*6.4*	*6.4*	*6.2*	*6.4*	*6.2*
SIDANKO	***Russia***	*13,542*	*4,636*	*4,642*	*5,515*	*5,704*	*7.6*	*2.5*	*2.4*	*2.8*	*2.7*
TATNEFT	***Russia***	*5,915*	*5,347*	*6,326*	*6,656*	*4,502*	*3.3*	*2.9*	*3.3*	*3.4*	*2.2*
Oil majors, total		*118,886*	*138,679*	*142,442*	*147,722*	*155,129*	***66.7***	***75.0***	*75.2*	*75.8*	***74.8***
RUSSIA, TOTAL		*178,362*	*184,961*	*189,478*	*194,959*	*207,434*	***100.0***	***100.0***	***100.0***	***100.0***	***100.0***

Key competitive strengths of the Company.

The sound resource base

The Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth. The Company is also making its first steps in another oil region, Eastern Siberia, which will be determining the Company's development in the long term;

Availability of advanced equipment and technologies for oil production

Advanced equipment and technologies ensure economically feasible recovery of complex hydrocarbon reserves while keeping the costs competitively low and maintaining high oil recovery ratio at the Company's fields;

The Company's own servicing divisions

The Company's servicing divisions enable the Company to work efficiently in new regions and control capital and operating expenses in the production sector;

Advantageous location of the Company's refinery in the city of Kirishi, Leningradskaya Oblast

Close proximity to the sea ports boosts the efficiency of exports and makes it possible to expand the output of top quality products, which are in demand on the global market;

Availability of a complete production cycle to utilize and process associated petroleum gas and sell finished products

The Company's expertise in gas production and processing provides for cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;

Availability of substantial financial reserves

Substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement large-scale investment projects.

5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

5.1. Data on structure and terms of reference for the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual general shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the Company's general shareholders' (participants') meeting, as determined by its Charter (constituent documents).

The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders who own more than 50% of the Company's voting shares and

take part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter):

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts (profit and loss statements) of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). Such resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;

8) to determine the number of members of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) to determine the procedure of a general shareholders' meeting;

12) to establish the counting commission;

13) to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, including choice of a press agency in case of publication;

14) share split and share consolidation;

15) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

16) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;

18) to increase the Company's charter capital through placement of additional shares through private subscription;
19) to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;
20) to increase the Company's charter capital through increase in par value of shares;
21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;
22) to approve internal documents governing the activities of the Company's bodies;
23) other issues provided for by the law of the Russian Federation currently in force.

Issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The terms of reference for the Company's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents).

The terms of reference for the Board of Directors include the following issues:
1) to submit issues stipulated by the Company's Charter to a general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the agenda for general shareholders' meetings;
6) to determine the date for making up the list of persons having the right to participate in a general shareholders' meeting as well as the date, venue and time of a general shareholders' meeting, informing shareholders of holding a meeting, of the list of materials (information) to be presented to shareholders while preparing for a general shareholders' meeting, of the form and text of a ballot paper;
7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;
8) to increase the Company's charter capital through placement by the Company of:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve reports on results of issues and purchases of the Company's shares by the Company;

10) to amend the Company's Charter after an increase in its charter capital resulting from an increase in the par value of shares;
11) to amend the Company's Charter after an increase in its charter capital resulting from the placement of additional shares;
12) placement by the Company of:
- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares placed earlier;
- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint the Director General of the Company, to determine the size of bonuses and compensations paid to him;
18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;
19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;
20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a General shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by the Director General;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;
23) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies";
24) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues, as provided by the law of the Russian Federation.

The terms of reference for the individual and collegial executive bodies of the Company, as provided by its Charter (constituent documents).

The terms of reference for the Director General of the Company include the following:

1) *to implement resolutions of a general shareholders' meeting and the Company's Board of Directors;*
2) *to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;*
3) *within the rights granted to him/her, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property, including conclusion of contracts on acquisition and alienation of the Company's property, loan, credit, and other agreements on behalf of the Company and in accordance with the law of the Russian Federation currently in force and the present Charter;*
4) *to act on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and agreements in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property accounting for up to 25% of the book value of the Company's assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*
5) *to deal with issues concerning investments in the development of enterprises and organizations;*
6) *to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;*
7) *to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Internal Labor Regulations and job descriptions for all categories of the Company's employees;*
8) *to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment agreements (contracts) with employees on behalf of the Company;*
9) *to take decisions on the social development of the Company and its subsidiaries;*
10) *on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.*

The Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. The Director

General passes resolutions on issues within his/her terms of reference independently.

For a period of his/her absence and under any other circumstances, the Director General has the right to appoint any of the Company's officials as an acting Director General.

5.2. Members of the issuer's management bodies.

Board of Directors.

Chairman:
Name: ***Nikolai Petrovich ZAKHARCHENKO***
Date of birth: ***1934***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Subsidiaries***

Period: ***2002 – present***
Company: ***none***
Position: ***no positions***

Share in the issuer's charter capital: ***0.0101%***
Share of the issuer's common stock: ***0.0116%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Members of the Board of Directors:

Name: ***Sergei Alekseevich ANAN'EV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the issuer's charter capital: ***0.0048%***
Share of the issuer's common stock: ***0.0054%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Alexander Nikolaevich BULANOV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0002%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Igor Nikolaevich GORBUNOV***
Date of birth: ***1967***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***

Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***none***

Name: ***Vladislav Egorovich DRUCHININ***
Date of birth: ***1943***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2004***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Foreign Economic Activity – Division Head***

Period: ***2004 – present***
Company: ***none***
Position: ***no positions***

Share in the issuer's charter capital: ***0.0266%***
Share of the issuer's common stock: ***0.0315%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***none***

Name: ***Nikolai Ivanovich MATVEEV***
Date of birth: ***1942***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer – First Deputy Director General***

Share in the issuer's charter capital: ***0.0105%***
Share of the issuer's common stock: ***0.0122%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***none***

Name: ***Alexander Filippovich REZYAPOV***
Date of birth: ***1952***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the issuer's charter capital: ***0.0210%***
Share of the issuer's common stock: ***0.024%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Ildus Shagalievich USMANOV***
Date of birth: ***1954***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the issuer's charter capital: ***0.0018%***
Share of the issuer's common stock: ***0.0022%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Executive body:
Individual executive body:
Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2001 - present***

Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***none***

5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to the members of the Company's Board of Directors for 2005 (RUR): ***22,372,000***

Total (RUR): ***22,372,000***

Remunerations are paid to the members of the Company's Board of Directors in accordance with the Company's Charter.

5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.

The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by a general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by a general shareholders'

meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.

The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.

To have annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The Company's auditor is approved by a general shareholders' meeting. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Members of the agencies supervising the issuer's financial and business activities.

Members:
Name: ***Tatiana Nikolaenva ZHUCHKO***
Year of birth: ***1952***
Education: ***Secondary professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Senior Auditor, Auditing Department***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations:
no shares

Nature of kinship (if any): ***none***

Name: ***Valentina Panteleevna KOMAROVA***
Year of birth: ***1948***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***

Position: ***Deputy Head of Finance Division***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Head of Finance Division***

Share in the issuer's charter capital: ***0.0007%***
Share of the issuer's common stock: ***0.0006%***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Tamara Fedorovna OLEYNIK***
Year of birth: ***1947***
Education: ***Secondary professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Additional Branch No. 1***
Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business associations: ***no shares***

Nature of kinship (if any): ***none***

5.6. Remuneration, incentives and/or compensations for expenses for the agency supervising the issuer's financial and business activity.

Remuneration paid to the members of the Company's Auditing Committee for 2005 (RUR): ***no remuneration was paid***

Total (RUR): ***no remuneration was paid***

5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.

Average number of employees (workers) of the Company and the amount of allocations for wages and social security

Item	2Q2006
Average number of employees, people	***85,270***
Employees who have higher professional education, %	***19.16***
Funds appropriated for remuneration of labor, thousand RUR	***7,727,535.1***

Funds appropriated for social security, thousand RUR	***136,335.6***
Total funds spent, thousand RUR	***7,863,870.7***

The employees (workers) of the Company formed a trade union body.

5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. The issuer's participants (shareholders) and interested party transactions conducted by the issuer.

6.1. Total number of the issuer's shareholders (participants).

Total number of shareholders (participants): ***38,812***
Total number of nominee shareholders: ***25***

6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

Full corporate name: ***"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)***
Abbreviated corporate name: ***"ING BANK"***
Location: ***127473, Moscow, ul. Krasnoproletarskaya, 36***
Category of registered entity: ***nominee holder***
Tel.: ***(495) 755 54 00***
Fax: ***(495) 755 54 99***
E-mail: -
License number of securities market professional participant: ***177-03728-000100***
Date of issue: ***December 7, 2000***
Date of expiry: ***unlimited***
Issuing authority: ***Federal Commission for the Securities Market***
Number of the issuer's ordinary shares registered in the name of the said nominee holder in the shareholder register: ***3,018,316,378***

6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: ***no share***

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): ***no such right***

6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).
No restrictions

6.5. Changes in the list and the participation of the issuer's shareholders (participants) holding at least 5% of the issuer's charter (reserve) capital (co-op share fund) or at least 5% of the issuer's ordinary shares.

No.	Record date	Full name	Abbreviated name	Share in charter capital, %	Share of ordinary stock, %
1	*16.03.2001*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*6.29*	*7.64*
2	*16.03.2001*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
3	*16.03.2001*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
4	*16.03.2001*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18.93*	*15.04*
5	*12.02.2002*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
6	*12.02.2002*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20.93*	*16.94*
7	*12.02.2002*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
8	*31.01.2003*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.52*	*12.52*
9	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.21*	*16.72*
10	*02.02.2004*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14.88*	*8.09*
11	*25.03.2005*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.07*	*8.09*
12	*20.03.2006*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.67*	*8.69*

6.6. Interested party transactions conducted by the issuer.
No such transactions

6.7. Accounts receivable.

Accounts receivable as of 30.06.2006

RUR '000

Type of accounts receivable	Due date	
	Up to 12 months	Over 12 month period
Accounts receivable from buyers and customers	***54,677,600***	***9,205***

including overdue	*850*	*X*
Notes receivable		
including overdue		*X*
Participants' (incorporators') arrears of charter capital contributions		
including overdue		*X*
Advances issued	*3,652,626*	*0*
including overdue		*X*
Other accounts receivable	*7,998,072*	*2,152,063*
including overdue		*X*
Total	*66,328,298*	*2,161,268*
including total overdue	*850*	*X*

There were no debtors accounting for at least 10 per cent of the total accounts receivable in the second quarter of 2006.

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.2. The issuer's accounting statements for the latest reporting quarter ended.

See Appendix 1

7.3. The issuer's consolidated accounting statements for the latest financial year ended.

See Appendix 2

7.4. Data on the issuer's accounting policies.

In the reporting quarter there were no changes in the accounting policies adopted for the 2006 financial year.

7.5. Data on total export and share of export in total sales.

Item	Unit	2Q2006
(Net) revenue from sales of goods, products, works and services (less VAT, excise duties and similar compulsory payments)	*RUR '000*	*150,745,438*
including: export earnings	*RUR '000*	*98,999,083*
Share of export earnings in revenues from ordinary activities	*%*	*65.7*

7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.

Value of the issuer's real property

As of 30.06.2006

RUR '000

Item	Historical (replacement) value	Accumulated depreciation
Real property	***753,183,811***	***490,946,944***

By January 01, 2006, the total (replacement) value of the Company's real property had been assessed. The total (replacement) value of real property after the assessment was RUR 736,768,289 thousand.

After the end date of the latest financial year ended and up to now, there have been no substantial changes in the structure of the Company's property.

7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.

In three years preceding the end date of the reporting quarter, OJSC "Surgutneftegas" had no such litigations which could have substantially affected its activities.

8. Further information on the issuer and issue-grade securities placed by the issuer.

8.1. Further information on the issuer.

8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).

Amount of the issuer's charter capital (RUR): ***43,427,992,940***

Breakdown of the charter capital by categories of shares:

Ordinary shares:

number (shares): ***35,725,994,705***
total nominal value (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***

Preferred shares:

number (shares): ***7,701,998,235***
total nominal value (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

The issuer's ADR programs.

American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board" and "Londonstockexchange". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are

traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of June 30, 2006:

Ordinary registered shares traded outside the Russian Federation in the total number of ordinary registered shares: *8.18%*
Program starting date: *December 30, 1996.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 50 ordinary registered shares of the Company.

Information on the program of ADR representing the Company's preferred registered shares, as of June 30, 2006:

Preferred registered shares traded outside the Russian Federation in the total number of preferred registered shares: *48.95%*
Program starting date: *March 1998.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 100 preferred registered shares of the Company.

8.1.2. Changes in the size of the issuer's charter capital.

Period: 2001
The size of the charter capital as of January 1, 2001 (RUR): 43,427,992,940

Breakdown of the charter capital by categories of shares as of 01.01.2001:
Ordinary shares:
total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2002
The size of the charter capital was not changed.

Period: 2003
The size of the charter capital was not changed.

Period: 2004
The size of the charter capital was not changed.

Period: 2005
The size of the charter capital was not changed.

Period: first six months of 2006
The size of the charter capital was not changed.

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2Q2006

RUR '000

Fund Name	Established in 2Q2006	Appropriated in 2Q2006	Purpose of appropriation	As of June 30, 2006	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

A general shareholders' meeting is the supreme management body of the Company.

A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies" but at least 30 days before such meeting is held.

A notice of a general shareholders' meeting shall include:
the full corporate name and location of the Company;
the form of a general shareholders' meeting (a meeting or absent voting);
the date, venue and time of a general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case a general shareholders' meeting is held through absent voting;

the date of compiling the list of persons entitled to participate in a general shareholders' meeting;
agenda of a general shareholders' meeting;
procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, and address(es) where this information is available.

The notice of a general meeting to be held in the form of a meeting shall additionally state the registration time for participants of such general meeting.

Information on a general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of a general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

Annual general shareholders' meetings are convened by the Company's Board of Directors annually, not earlier than two months after and not later than six months after the end of the financial year and in the order provided for by the Company's Charter.

General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, the Company's Auditor, or a shareholder (shareholders) holding an aggregate of at least 10% of the Company's voting shares as of the date such request is submitted. The request shall state the issues to be included in the agenda of a meeting. It shall be signed by the person (persons) demanding that an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company holding an aggregate of at least 2% of the Company's voting shares are entitled to introduce issues to the agenda of an annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided the number of candidates does not exceed the number of members of the above mentioned bodies, and to nominate a candidate for the position of the individual executive body not later than 30 days after the end of the financial year.

Issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of an annual general shareholders' meeting not later than 5 days after

the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination not later than 3 days after such decision was made.

The Company's Board of Directors determines the date, venue and time of a general shareholders' meeting, its agenda and procedure, the date of compiling the list of persons entitled to participate in a general shareholders' meeting, the order of informing shareholders about a general shareholders' meeting, list of materials (information) available for the shareholders while preparing for a general shareholders' meeting, the form and the text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold a shareholders' meeting are the persons who have the right to participate in a general shareholders' meeting. The list of persons who have the right to participate in a general shareholders' meeting is compiled on the basis of the Company's shareholder register.

Familiarization with the information submitted to arrange a shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***
The issuer's share in the charter capital of the commercial organization: ***100%***

Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***Russian Federation, Tver***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Federation, Kaliningrad***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***
Location: ***Russian Federation, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
The issuer's share in the charter capital of the commercial organization: ***100%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The issuer's share in the charter capital of the commercial organization: ***94.9996%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***94.9996%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: **99.97%**
Share of the commercial organization in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0062%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi***
The issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the issuer's charter capital: ***0.0095%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0033%***

16. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***93.0917%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***94.1526%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***95.4371%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0446%***

20. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***30%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

21. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***18.1818%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***626200, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysk***
The issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***10%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

23. Full name: ***Open Joint Stock Company "Aeroport Surgut"***
Abbreviated name: ***OJSC "Aeroport Surgut"***
Location: ***628422, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***5%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8.1.6. Major transactions conducted by the issuer.

According to the 2Q 2006 accounting records, the Company did not conduct any major transactions (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets in the reporting quarter.

8.1.7. The issuer's credit ratings.

As of the end of 2Q2006, the Company had no credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: ***ordinary***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***35,725,994,705***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***1-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;
1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04.2000

Shares grant shareholders the following rights:
An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:
- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);
- to receive dividend out of the Company's net profit;

- to a share of the Company's property if the Company is dissolved;
- to demand that the Company buy out shares held by him/her in case:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by a general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not participate in voting on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;
- to participate in a general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the Company as well as its officers;
- to purchase and dispose of shares held by him/her (consent of other shareholders of the Company is not required).

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares they hold.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

Category: ***preferred***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***7,701,998,235***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***2-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:
- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid per ordinary share. The Company is not entitled to pay out preferred dividends in an order other than that stipulated by the Company's Charter;
- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;
- to a share of the Company's property if the Company is dissolved;
- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt a resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in a general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;
- to purchase and dispose of shares held by him/her (consent of other shareholders of the Company is not required);
- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not participate in voting on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of ensuring the performance of bond obligations.

The Company did not issue any bonds.

8.6. Organizations keeping records of rights for the issuer's issue-grade securities.

Registrar:
Full corporate name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated corporate name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

License:
License number: ***No.10-000-1-00324***
Date of licensing: ***24.06.2004***
Term of license: ***unlimited***
Issuing authority: ***Federal Financial Markets Service***

8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.

As of June 30, 2006, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:

RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";

Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";

RF Tax Code;

Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";

Double taxation treaties between the Russian Federation and foreign nations in which holders of the Company's securities reside;

Instruction of the Central Bank of the RF No.116-I dated 07.06.2004 "On Types of Residents' and Non-Residents' Special Accounts".

8.8. Taxation of income from placed issue-grade securities of the issuer.

I. Taxation of legal entities' dividend income from placed securities.		
No.	*Categories of holders of securities*	
	Legal entities – tax residents of the RF	*Foreign legal entities (non-residents) enjoying income from sources in the RF*
1. Income from placed securities	*Dividends*	
2. Tax on securities income	*Profit tax*	
3. Tax rate	*9%*	*15%*
4. Tax payment procedure and deadlines	*Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days after the income is paid.*	*The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.*
5. Taxation procedures for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.*	*Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates. To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which the income was paid.*

6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented), Double Taxation Treaty.*

II. Taxation of natural persons' dividend income from placed securities.		
No.	Categories of holders of securities	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources located in the RF, who are not tax residents of the RF*
1. Income from placed securities	*Dividends*	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*9%*	*30%*
4.Tax payment procedure and deadlines	*A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts not later than on the day when the bank receives disposable funds to pay the income as well as not later than on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.*	
5. Taxation procedures for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.*
6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented), Article 275, Double Taxation Treaty.*	

III. Taxation of legal entities' income from sales of placed securities.		
No.	Categories of security holders	
	Legal entities – tax residents of the RF	*Foreign legal entities (non-residents) enjoying income from sources in the RF*
1. Income from placed securities	*Revenues from sales of securities*	*Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets.*
2. Tax on securities income	*Profit tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment procedure and deadlines	*The tax payable at the end of the tax period is paid not later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid not later than on the 28th day of each month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments not later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.*	*The tax is calculated and withheld by the Russian company that pays income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred.*
5. Taxation procedures for this category of security holders		*Double taxation relief. If a foreign company before the income payment date provides the tax agent with a confirmation that it has a permanent location in a country with which the RF concluded an international taxation agreement, such company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates in regard of the income which is subject to preferential tax treatment in the RF under such agreement.*

6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented)*	
IV. Taxation of natural persons' income from sales of placed securities.		
No.	Categories of securities holders	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources in the RF who are not tax residents of the RF*
1. Income from placed securities	*Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to lower income from such purchase and sale transaction.*	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment procedure and deadlines	*The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of monetary funds being paid.*	
5. Taxation procedures for this category of securities holders	*In case the taxpayer's expenses cannot be proved by documents, such taxpayer is eligible to claim a property tax refund amounting to the sum received from the sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, the property tax refund equals to the amount received by the taxpayer from the sale of these securities. The taxpayer is granted with a property tax refund or a refund amounting to expenses actually incurred and documented either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of a country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.*
6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).*	

8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Reporting period: ***2001***
Dividends accrued per one share (RUR): ***0.033***
Aggregate dividends accrued on all shares (RUR): ***1,178,957,849.05***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, from June 03, 2002 till June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***No such reasons***

Reporting period: ***2002***
Dividends accrued per one share (RUR): ***0.032***
Aggregate dividends accrued on all shares (RUR): ***1,143,231,831.87***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***No such reasons***

Reporting period: ***2003***
Dividends accrued per one share (RUR): ***0.14***
Aggregate dividends accrued on all shares (RUR): ***5,001,639,258.70***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 01, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***

Total dividends paid on all shares of the same category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***No such reasons***

Reporting period: ***2004***
Dividends accrued per one share (RUR): ***0.40***
Aggregate dividends accrued on all shares (RUR): ***14,290,397,882.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***14,290,397,882.00***
Reasons for non-payment (partial payment): ***No such reasons***

Reporting period: ***2005***
Dividends accrued per one share (RUR): ***0.80***
Aggregate dividends accrued on all shares (RUR): ***28,580,795,764.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2006***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2006, No. 17***
Period for declared dividend payment: ***from May 22, 2006 till July 04, 2006***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***-***
Reasons for non-payment (partial payment): ***The period for dividend payment has not expired***

Category of shares: ***preferred***
Type of shares: ***no type***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2001***
Dividends accrued per one share (RUR): ***0.1***
Aggregate dividends accrued on all shares (RUR): ***770,199,823.5***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, from June 03, 2002 till June 02, 2003***

Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***No such reasons***

Period: ***2002***
Dividends accrued per one share (RUR): ***0.096***
Aggregate dividends accrued on all shares (RUR): ***739,391,830.62***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***No such reasons***

Period: ***2003***
Dividends accrued per one share (RUR): ***0.16***
Aggregate dividends accrued on all shares (RUR): ***1,232,319,717.60***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***No such reasons***

Period: ***2004***
Dividends accrued per one share (RUR): ***0.607***
Aggregate dividends accrued on all shares (RUR): ***4,675,112,905.44***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***4,675,112,905.44***
Reasons for non-payment (partial payment): ***No such reasons***

Reporting period: ***2005***
Dividends accrued per one share (RUR): ***1.05***
Aggregate dividends accrued on all shares (RUR): ***8,087,098,146.75***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2006***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2006, No. 17***
Period for declared dividend payment: ***from May 22, 2006 till July 04, 2006***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***-***
Reasons for non-payment (partial payment): ***The period for dividend payment has not expired***

OJSC "Surgutneftegas" paid dividends for the years from 2000 to 2004 in full within the periods set for dividend payments. The amount of dividends paid on ordinary and preferred shares for 2005 as of June 30, 2006 was RUR 28,587,131,033.55.

8.10. Miscellaneous information.

The amounts of fractions in Charter Capitals are rounded to four decimal places.

APPENDIX 1

Accounting Statements

as of June 30, 2006

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **June 30, 2006**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	*164,463*	*180,289*
Fixed assets	120	*333,187,134*	*323,409,252*
Construction in progress	130	*17,523,642*	*21,138,782*
Income-yielding investments in tangible assets	135		
Long-term financial investments	140	*114,256,325*	*116,973,071*
Deferred tax assets	145	*1,443,310*	*1,518,087*
Other non-current assets	150	*6,076,787*	*7,394,978*
Total for Section I	190	***472,651,661***	***470,614,459***
II. Current assets			
Inventories including:	210	*17,930,834*	*16,451,132*
raw materials, materials and other similar values	211	*14,238,334*	*13,728,431*
livestock	212		
work-in-progress expenses	213	*67,540*	*42,770*
finished goods and goods for resale	214	*1,248,878*	*1,107,587*
goods shipped	215		
deferred expenses	216	*260,454*	*324,525*
other reserves and expenses	217	*2,115,628*	*1,247,819*
VAT on acquired values	220	*3,239,902*	*1,712,026*
Accounts receivable (payment expected in over 12 months after the reporting date)	230	*2,078,344*	*2,161,268*
including: buyers and customers	231	*9,205*	*9,205*
Accounts receivable (payment expected within 12 months after the reporting date)	240	*57,529,202*	*66,328,298*
including: buyers and customers	241	*50,183,070*	*54,677,600*
Short-term financial investments	250	*109,274,152*	*97,162,912*
Cash funds	260	*1,293,475*	*3,798,498*
Other current assets	270	*189,964,503*	*213,002,630*
Total for Section II	290	***381,310,412***	***400,616,764***
Balance	300	***853,962,073***	***871,231,223***

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*470,123,511*	*469,685,409*
Reserve capital	430	*6,514,198*	*6,514,198*
including: reserves formed in compliance with legislation	431	*6,514,198*	*6,514,198*
reserves formed in compliance with constituent documents	432		
Retained profit (uncovered loss)	460	*283,956,796*	*295,609,612*
Total for Section III	490	***804,022,498***	***815,237,212***
IV. Long-term liabilities			
Borrowings and loans	510	*1,624,867*	*183,396*
Deferred tax liabilities	515	*6,214,944*	*7,347,895*
Other long-term liabilities	520		
Total for Section IV	590	***7,839,811***	***7,531,291***
V. Short-term liabilities			
Borrowings and loans	610	*4,732,753*	*4,832,957*
Accounts payable	620	*29,718,006*	*28,548,324*
including:			
suppliers and contractors	621	*3,317,055*	*3,939,451*
due to employees	622	*5,141,992*	*1,784,476*
due to state non-budget funds	623	*557,903*	*549,270*
due in taxes and charges	624	*16,562,066*	*18,583,844*
other creditors	625	*4,138,990*	*3,691,283*
Profit payment due to participants (constitutors)	630	*158,447*	*8,207,761*
Deferred income	640	*4,327,103*	*3,874,508*
Deferred expenditure reserves	650	*3,163,455*	*2,999,170*
Other short-term liabilities	660		
Total for Section V	690	***42,099,764***	***48,462,720***
Balance	700	***853,962,073***	***871,231,223***

PROFIT AND LOSS ACCOUNT

	Codes
Form № 2 by OKUD	0710002
Date (year, month, day)	
by OKPO	05753490
INN	8602060555
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

for **1H2006**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number
Type of activity: **oil production**
Form of legal organization / form of ownership: **OJSC**
Unit of measure: **thousand rubles**

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*266,542,283*	*194,195,080*
Cost of goods, products, works, services sold	020	*(167,823,833)*	*(120,643,143)*
Gross profit	029	*98,718,450*	*73,551,937*
Commercial expenses	030	*(13,416,818)*	*(10,940,841)*
Management expenses	040		
Sales profit (loss)	050	***85,301,632***	***62,611,096***
Other revenues and expenses			
Interests receivable	060	*3,433,576*	*1,897,485*
Interests payable	070	*(12,792)*	*(15,106)*
Income from participation in other organizations	080	*419,611*	*114,035*
Other operating revenues	090	*145,670,594*	*111,279,066*
Other operating expenses	100	*(147,599,049)*	*(115,159,664)*
Non-sales revenues and expenses			
Non-sales revenues	120	*4,609,209*	*14,487,904*
Non-sales expenses	130	*(26,788,301)*	*(6,006,286)*
Profit (loss) before tax	140	***65,034,480***	***69,208,530***
Deferred tax assets	141	*74,777*	*(27,502)*
Deferred tax liabilities	142	*(1,132,951)*	*(748,962)*
Current profit tax	150	*(16,054,732)*	*(15,979,660)*
Compulsory payments from profit	151	*(38,966)*	*(10,553)*
Reporting year retained profit (loss)	190	***47,882,608***	***52,441,853***
For information only.			
Non-variable tax liabilities (assets)	200	*4,041,693*	*2,832,085*
Base profit (loss) per share			
Diluted profit (loss) per share			

APPENDIX 2

Consolidated Accounting Statements as of December 31, 2005

The consolidated accounting statements of the Company for 2005 have been prepared in accordance with Federal Law No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «On Reporting Forms of Enterprises», and Order No.112 of the Ministry of Finance of the Russian Federation «On Methodological Recommendations on Preparing and Submitting Consolidated Accounting Statements» of December 30, 1996.

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **December 31, 2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

consolidated

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	*248,146*	*257,471*
Subsidiary goodwill	111	*40,237,533*	*40,238,323*
Fixed assets	120	*310,992,800*	*296,504,177*
Construction in progress	130	*15,994,336*	*25,429,442*
Income-yielding investments in tangible assets	135		
Long-term financial investments	140	*99,433,184*	*77,878,104*
Deferred tax assets	145	*721,265*	*1,470,144*
Other non-current assets	150	*4,965,275*	*6,166,189*
Total for Section I	190	***472,592,539***	***447,943,850***
II. Current assets			
Inventories including:	210	*20,331,222*	*22,998,790*
raw materials, materials and other similar values	211	*14,983,664*	*16,273,838*
livestock	212	*28,264*	*34,333*
work-in-progress expenses	213	*689,004*	*1,185,495*
finished goods and goods for resale	214	*2,970,223*	*2,935,530*
goods shipped	215	*29,978*	*49,636*
deferred expenses	216	*486,143*	*404,330*
other reserves and expenses	217	*1,143,946*	*2,115,628*
VAT on acquired values	220	*3,176,747*	*4,857,900*
Accounts receivable (payment expected in over 12 months after the reporting date)	230	*1,720,012*	*2,117,534*
including: buyers and customers	231	*18,376*	*5,880*
Accounts receivable (payment expected within 12 months after the reporting date)	240	*29,173,900*	*59,437,537*
including: buyers and customers	241	*23,047,438*	*49,755,850*
Short-term financial investments	250	*57,633,251*	*109,681,619*
Cash funds	260	*8,251,932*	*10,526,245*
Other current assets	270	*140,575,749*	*189,964,503*
Total for Section II	290	***260,862,813***	***399,584,128***
Balance	300	***733,455,352***	***847,527,978***

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*435,224,842*	*433,854,012*
Reserve capital	430	*6,524,731*	*6,522,802*
including: reserves formed in compliance with legislation	431	*6,524,731*	*6,522,802*
reserves formed in compliance with constituent documents	432		
Prior year profit (uncovered loss)	460	*209,708,428*	*192,310,969*
Reporting year retained profit (uncovered loss)	470		*118,462,179*
Total for Section III	490	***694,885,994***	***794,577,955***
Minority interest	491	***3,709,921***	***3,830,162***
Subsidiary goodwill	492	***15,461***	***0***
IV. Long-term liabilities			
Borrowings and loans	510	*1,720,906*	*1,717,305*
Deferred tax liabilities	515	*3,952,440*	*6,237,155*
Other long-term liabilities	520	*3,486*	*2,827*
Total for Section IV	590	***5,676,832***	***7,957,287***
V. Short-term liabilities			
Borrowings and loans	610	*2,270,716*	*2,195,248*
Accounts payable	620	*18,450,791*	*31,304,318*
including:			
suppliers and contractors	621	*2,382,185*	*3,923,952*
due to employees	622	*4,877,162*	*5,230,231*
due to state non-budget funds	623	*375,050*	*596,752*
due in taxes and charges	624	*7,254,300*	*16,766,475*
other creditors	625	*3,562,094*	*4,786,908*
Profit payment due to participants (constitutors)	630	*71,796*	*158,469*
Deferred income	640	*5,414,047*	*4,329,864*
Deferred expenditure reserves	650	*2,959,794*	*3,174,675*
Other short-term liabilities	660		
Total for Section V	690	***29,167,144***	***41,162,574***
Balance	700	***733,455,352***	***847,527,978***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for **2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

consolidated

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*446,346,818*	*308,111,287*
Cost of goods, products, works, services sold	020	*(274,515,190)*	*(177,896,841)*
Gross profit	029	*171,831,628*	*130,214,446*
Commercial expenses	030	*(24,789,849)*	*(18,924,716)*
Management expenses	040	*(122,887)*	*(98,416)*
Sales profit (loss)	050	***146,918,892***	***111,191,314***
Other revenues and expenses			
Interests receivable	060	*4,631,919*	*2,841,824*
Interests payable	070	*(58,210)*	*(69,084)*
Income from participation in other organizations	080	*118,914*	*85,314*
Other operating revenues	090	*244,505,291*	*173,251,822*
Other operating expenses	100	*(249,906,815)*	*(181,725,605)*
Non-sales revenues and expenses			
Non-sales revenues	120	*23,375,106*	*11,853,742*
Non-sales expenses	130	*(13,765,283)*	*(23,908,641)*
Profit (loss) before tax	140	***155,819,814***	***93,520,686***
Deferred tax assets	141	*748,879*	*156,574*
Deferred tax liabilities	142	*(2,284,715)*	*(3,521,506)*
Current profit tax	150	*(35,799,079)*	*(20,513,948)*
Compulsory payments from profit	151	*(22,720)*	*(42,145)*
Reporting year retained profit (loss)	190	***118,462,179***	***69,599,661***
Minority interest	195	***120,478***	***38,792***
For information only.			
Non-variable tax liabilities (assets)	200	*5,752,474*	*1,406,980*
Base profit (loss) per share			
Diluted profit (loss) per share			